Exhibit 99.12

Carbon Streaming Announces Automatic Conversion of Special Warrants

Special Warrants Will Automatically Convert into Common Shares and Warrants on November 20th

Listing of New Warrants on the NEO Exchange Effective November 24th

Significant Cash Resources to Deploy Ambitious Investment Strategy

TORONTO—(BUSINESS WIRE)—November 19, 2021—Carbon Streaming Corporation (NEO: NETZ) (OTCPink: OFSTF) (FSE: M2Q) (“Carbon Streaming” or the “Company”) is pleased to announce the upcoming automatic conversion of the Company’s previously issued special warrants (the “Special Warrants”) effective as of November 20, 2021.

Highlights

●	Special Warrants will convert into underlying common shares and warrants on November 20, 2021.
●	The newly issued warrants will be listed on the Neo Exchange Inc. (the “NEO Exchange”) effective November 24, 2021 under the symbol NETZ.WT.B.
●	No action is required by holders of Special Warrants to receive their underlying Common Shares and July Warrants (as defined below).

“The funds from this placement continue to provide Carbon Streaming with significant cash resources to deploy in execution of its investment strategy,” noted Justin Cochrane, Chief Executive Officer of Carbon Streaming. “We are excited to begin scaling up and diversifying our investment portfolio and building up our near-term cash flow profile,” Mr. Cochrane added.

About Special Warrants

The Special Warrants were originally issued effective on July 19, 2021 pursuant to a non-brokered private placement of 104,901,256 Special Warrants at a price of US$1.00 per Special Warrant for aggregate gross proceeds to the Company of approximately US$104.9 million. Under the terms of their governing indenture, each Special Warrant will be automatically exercised for no additional consideration into one Unit (as defined below) of the Company, subject to adjustment in certain events, on the date that is four months and one day following the closing date, being November 20, 2021. Each unit (a “Unit”) underlying a Special Warrant is comprised of one common share in the capital of the Company (each, a “Common Share”) and one Common Share purchase warrant of the Company (each, a “July Warrant”). Each July Warrant will expire on September 19, 2026, being sixty-two (62) months from the date of issuance.

Pursuant to the Company’s prior consolidation of all of its securities on a 1-for-5 basis which took effect on October 22, 2021 (the “Consolidation”), each Special Warrant became exercisable to acquire one post-Consolidation Common Share and July Warrant such that the total of Special Warrants was reduced to approximately 20,980,250. As a result of the Consolidation of the Special Warrants, the underlying July Warrants will now be exercisable to purchase one post-Consolidation Common Share at an exercise price of US$7.50 per share. Copies of the indentures and supplemental indentures governing the Special Warrants and the July Warrants are available on the Company’s profile on SEDAR at www.sedar.com.

In connection with the deemed exercise of the Special Warrants, the Company is also pleased to announce receipt of final approval for listing of the July Warrants on the NEO Exchange. The July Warrants are expected to commence trading on the NEO Exchange as of 9:30 a.m. EST on November 24, 2021 under the symbol “NETZ.WT.B”, which will allow warrant holders an opportunity to deposit their July Warrants with their brokers prior to trading commencing. The Company’s Common Shares and the Company’s existing listed Common Share purchase warrants will continue to trade on the NEO Exchange under the tickers “NETZ” and “NETZ.WT”, respectively.

Given the deemed exercise of the Special Warrants in accordance with their governing indenture, the Company will withdraw its previously filed prospectus to qualify the distribution of the underlying Common Shares and July Warrants, as it is no longer necessary.

Additional Information

Holders of Special Warrants are not required to pay any additional money or consideration, nor take any additional steps or action, in order to receive the Common Shares and July Warrants comprising the Units underlying the Special Warrants. Holders who received their Special Warrants through the DealMaker platform should be able to access their Common Shares and July Warrants statements on Monday November 22, 2021 through the same portal. For additional information, holders of Special Warrants with questions are encouraged to visit the Shareholder Information page of the Company’s website, where additional information as well as answers to “Frequently Asked Questions” is available regarding the automatic deemed exercise of the Special Warrants and the issuance of the underlying Common Shares and July Warrants.

About Carbon Streaming Corporation

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements with respect to the execution of its investment strategy and ability to realize on its investment pipeline, figures with respect to the timing of the deemed exercise and issuance of the Units (comprising the Common Shares and July Warrants) underlying the Special Warrants, the timing of the listing of the July Warrants on the NEO Exchange, and the prospects for near-term cash flow) are forward-looking information. This forward-looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s Annual Information Form dated as of September 27, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Contacts

ON BEHALF OF THE COMPANY:

Justin Cochrane, Chief Executive Officer

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com